Hudbay Minerals Inc.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting’) of Hudbay Minerals Inc. (the “Corporation”) held on May 7, 2019 in Toronto, Ontario. All matters voted upon at the Meeting were voted upon by ballot.

On May 3, 2019, the Corporation and Waterton Global Resource Management, Inc. (“Waterton”) entered into a settlement agreement, pursuant to which the Corporation and Waterton agreed upon, among other things, the eleven individuals (the “Agreed Nominees”) to be nominated for election as directors at the Meeting.

A total of 394 shareholders, holding in aggregate 209,195,393 of the Corporation’s common shares, were represented in person or by proxy at the Meeting, representing approximately 80% of the Corporation’s common shares.

Each of the matters voted upon is described in greater detail in the Corporation’s Notice of Annual and Special Meeting of Shareholders and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1: Election of Directors

At the Meeting, each of the eleven Agreed Nominees was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. The voting results are set forth in the table below:

Results of Ballot

Director	Number of	Number of
	Votes FOR	Votes
		Withheld

Carol T. Banducci	176,126,338	3,173,591
Igor A. Gonzales	185,149,766	15,443,605
Alan Hair	202,920,338	4,162,147
Alan R. Hibben	168,302,241	31,699,319
Richard Howes	203,962,488	3,139,120
Sarah B. Kavanagh	205,526,621	1,512,508
Carin S. Knickel	173,593,967	5,711,059
Peter Kukielski	79,668,340	37,788,546
Daniel Muñiz Quintanilla	131,197,991	5,550,356
Colin Osborne	205,679,741	1,389,774
David Smith	207,742,751	1,125,400

Item 2: Appointment of Auditor

At the Meeting, Deloitte LLP was appointed auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration. The voting results are set forth in the table below:

Results of Ballot

Number of Votes	Number of Votes	Percentage of Votes
FOR	Withheld	Cast FOR Matter

205,747,891	3,264,704	98.44%

Item 3: Advance Notice By-Law

At the Meeting, the resolution confirming the adoption of the Corporation’s advance notice bylaw, relating to the Corporation’s advance notice requirements for director elections, was approved. The voting results are set forth in the table below:

Results of Ballot

Number of Votes	Number of Votes	Percentage of Votes
FOR	Against	Cast FOR Matter

198,527,150	2,413,065	98.80%

Item 4: Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation’s approach to executive compensation disclosed in the Circular was approved. The voting results are set forth in the table below:

Results of Ballot

Number of Votes	Number of Votes	Percentage of Votes
FOR	Against	Cast FOR Matter

191,416,174	17,602,048	91.58%

Date: May 7, 2019

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name: Patrick Donnelly
Title: Vice President and General Counsel